

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 10, 2008

Mr. Dennis W. Doll
President and Chief Executive Officer
Middlesex Water Company
1500 Ronson Road
Iselin, New Jersey 08830

   Re: **Middlesex Water Company**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed March 10, 2008
      File No. 0-422

Dear Mr. Doll:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        William H. Thompson
        Branch Chief